SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 11, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Announcement regarding share repurchases from the market and shares to be delivered upon the stock-for-stock exchange with Nisshin Fire and Marine Insurance Company, Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

September 11, 2006	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

September 11, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding share repurchases from the market and shares to be delivered upon the stock-for-stock exchange with Nisshin Fire and Marine Insurance Company, Limited

(Acquisition by the Company of its own shares pursuant to the provision of its Articles of Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law.)

I. Repurchases of shares

Millea Holdings, Inc. (the “Company”) announced that, pursuant to the resolution of its board of directors on June 28, 2006, it has repurchased its own shares through the Tokyo Stock Exchange as described in “1” below. The Company also announced that on September 11, 2006, its board of directors approved repurchases of its own shares, pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law, as detailed in “2” below.

1.	Details of the repurchases made pursuant to the resolution of the board of directors on June 28, 2006

(a)	Period in which repurchases were made:

From August 1, 2006 through September 8, 2006.

(b)	Number of shares repurchased:

7,982 shares.

(c)	Aggregate purchase price of shares:

17,435,420,000 yen.

(d)	Method of repurchase:

Purchased through the Tokyo Stock Exchange.

2.	Details of the share repurchases to be made pursuant to the resolution of the board of directors on September 11, 2006

(a)	Reason for the repurchase of shares

The Company intends to repurchase its own shares in order to implement flexible financial policies.

(b)	Details of the resolution

(1)	Class of shares to be repurchased:

    Common stock of the Company.

(2)	Aggregate number of shares to be repurchased:

    Up to 10,000 shares.

    (Represents approximately 0.6% of total issued shares.)

(3)	Aggregate purchase price of shares:

    Up to 16.8 billion yen.

(4)	Period in which repurchases may be made:

    From September 12, 2006 through October 13, 2006.

Note 1:	The Company has resolved at the meeting of its Board of Directors held on May 19, 2006, and announced on the same date, a split of its shares of common stock (one to 500 split) effective as of September 30, 2006. However, the aggregate number of shares to be repurchased set forth in above (2) is stated based on the number of shares before the stock split.

Note 2:	The aggregate number of shares to be repurchased after the stock split shall be calculated as follows:

      {(Up to) 10,000 - (number of shares repurchased before the stock split)} × 500

(For reference)

1.	Details of the resolution made at the meeting of the board of directors held on June 28, 2006 are as follows.

(a)	Class of shares to be repurchased:

Common stock of the Company.

(b)	Aggregate number of shares to be repurchased:

Up to 47,000 shares.

(Represents approximately 2.8% of total issued shares.)

(c)	Aggregate purchase price of shares:

Up to 90 billion yen.

(d)	Period in which repurchase may be made:

From June 29, 2006 through September 8, 2006.

2.	Details of the share repurchases made pursuant to the resolutions of the board of directors since June 29, 2006 pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law are as follows.

(a)	Aggregate number of shares repurchased: 40,376 shares. (Approximately 2.4% of total issued shares.)

(b)	Aggregate purchase price of shares: 84,607,480,000 yen.

II. Company’s shares to be delivered upon the stock-for-stock exchange

With regard to the stock-for-stock exchange with Nisshin Fire and Marine Insurance Company, Limited effective on September 30, 2006, the Company shall deliver its treasury stock without issuing any new shares. The number of shares to be delivered upon the stock-for-stock exchange shall be announced at a later date when such number is finalized.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213